U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25                                                                         SEC File Number: 0-04846
                                                                                                 CUSIP Number:888996050878

NOTIFICATION OF LATE FILING

(Check One):

[ x] Form 10-K             [ ] Form 11-K              [ ] Form 20-F             [   x] Form 10-QSB

For Period Ended:                                          December 31, 2001

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Full Name of Registrant                              Consil Corporation
Former Name if Applicable                                  n/a

Address of Principal Executive Office, (Street and Number)

6975 South Union Park Drive #600,

City, State and Zip Code

Salt Lake City, Utah 84047

PART II-RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] b. The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

The Company accountant needs additional time to complete the complied accounting information to file a complete and accurate statement.

PART IV-OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

                            Nathan Drage (801) 256-9600

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [X] Yes [ ] No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [ ] Yes [x ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

Consil Corporation
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: march 30, 2001

By_____/s/____________________________
James Anderson

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on  behalf of the registrant shall be filed with the form.